For the fiscal year ended 11/30/99
File number 811-07491




                        SUB-ITEM 77J

Reclassification of Capital Accounts: The Fund accounts for and reports distributions to shareholders in accordance with the American
Institute of Certified Public Accountants (AICPA)
Statement of Position 93-2:  Determination,
Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital
Distributions by Investment Companies.

The effect of applying this statement was to increase accumulated net realized gains on investments by $74,672, decrease undistributed net investment income by $195,825 and increase paid-in capital in excess of par by $121,153. This is a result of redemptions utilized as distributions for federal income tax purposes and excise taxes paid during the year ended November 30, 1999. Net investment income, net realized gains and net assets were not affected by these changes.